UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group 1Q13 results show positive momentum of transformed business model following transition to Basel III on January 1, 2013 – high returns, strong client franchises, reduced cost base and lower risk-weighted assets:
•	Underlying* results: Core pre-tax income of CHF 2,032 million, net income attributable to shareholders of CHF 1,462 million and return on equity of 16%
•	Reported results: Core pre-tax income of CHF 1,822 million, net income attributable to shareholders of CHF 1,303 million and return on equity of 14%

1Q13 divisional results:
•
Solid profitability in Private Banking & Wealth Management with pre-tax income of CHF 881 million compared to CHF 951 million in 1Q12; strong net new assets of CHF 12.0 billion; revenues reflect improved transaction activity, offset by reduced business disposal gains and lower net interest income

•
Strong returns in Investment Banking with pre-tax income of CHF 1,300 million compared to CHF 907 million in 1Q12, reflecting stable revenue levels, sustained market share, a reduced cost base and lower capital usage, resulting in a return on Basel III allocated capital of 23%

Continued delivery of capital plan:
•	1Q13 Look-through Swiss Core Capital ratio of 9.6%, and 9.8% on a pro forma basis, assuming completion of remaining capital measures; ratios include pro-rata accrual for resumed cash dividend payments
•	On track to exceed end-2018 requirement of 10% during the middle of 2013

Further progress on cost savings:
•
Achieved expense savings of CHF 2.5 billion, excluding certain significant items; on track to reach cost run-rate reduction target of CHF 4.4 billion by end-2015 versus adjusted* annualized 1H11 run-rate

Media Release
April 24, 2013 Page 2/13

Zurich, April 24, 2013 Credit Suisse Group reports 1Q13 results.

Brady W. Dougan, Chief Executive Officer, said: “With an underlying return on equity of 16% for the first quarter of 2013, we continue to show strong client franchise momentum and generate high returns on a substantially lower risk and cost base. The first quarter of 2013 shows that the strategic measures we have successfully implemented since mid-2011 are effective in bringing results to the bottom line on a consistent basis.”

Commenting on the results of the Private Banking & Wealth Management division, he continued: “Our Private Banking & Wealth Management division generated solid profitability with pre-tax income of CHF 881 million in the first quarter of 2013. Each of the division’s three businesses contributed to our strong net new assets of CHF 12.0 billion in the quarter, reflecting strong growth in Switzerland, Asia Pacific and the Americas, partially offset by continued outflows in Western Europe. The organizational realignment of our integrated Private Banking & Wealth Management division is well on track and we are confident that these efforts will allow us to serve our clients better and more effectively and to further increase our productivity, efficiency and returns in the coming quarters.”

Commenting on the results of the Investment Banking division, he added: “With a return on Basel III allocated capital of 23%, our Investment Banking results for the first quarter of 2013 demonstrate the strength and more balanced performance of our new business model. Our Investment Banking division delivered stable revenues and pre-tax income of CHF 1,300 million on a reduced cost base and lower risk-weighted assets compared to last year’s first quarter. Over the past two years, we have significantly transformed our business portfolio, with the majority of capital and resources allocated to our targeted, high-return businesses.”

Commenting on the strategic development of the Group, he added: “The role of Switzerland as an early mover in defining the new regulatory framework required us to adapt our business model and operations early on. Over the past two years, we have realigned our business model in Investment Banking, significantly reduced costs and risk-weighted assets, adapted the structure of our Private Banking & Wealth Management division and substantially strengthened our capital position. In an industry that still faces substantial restructuring, we have effectively completed the transformation to the new regime and have made material progress in establishing a business model that is stable, high-returning and ready for the new regulatory environment. We now operate under the Basel III standard, have a funding profile that is among the best in the industry with a net stable funding ratio in excess of 100%, and we have a substantially strengthened capital base, with a pro forma Look-through Swiss Core Capital ratio of 9.8%. We are on track to exceed our Look-through Swiss Core Capital ratio target of 10% during the middle of this year and have begun to accrue for cash dividends in respect of our 2013 earnings.”

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April 24, 2013 Page 3/13

1Q13 Results Summary

Financial Highlights
in CHF million (unless otherwise stated)	1Q13	4Q12	1Q12
Reported income before taxes (Core Results)	1,822	369	40
Underlying* income before taxes (Core Results)	2,032	1,173	1,484
Reported net income attributable to shareholders	1,303	263	44
Underlying* net income attributable to shareholders	1,462	816	1,055
Reported diluted earnings per share (CHF)	0.76	0.09	0.03
Return on equity attributable to shareholders (annualized)	14.2%	2.9%	0.5%
Underlying* return on equity attributable to shareholders (annualized)	15.9%	8.7%	12.4%
Basel III CET 1 ratio (end of period)	14.6%	14.2%	-
Swiss leverage ratio (Basel III)	3.8%	-	-
Total book value per share (CHF)	28.83	27.44	27.43
Tangible book value per share (CHF)	22.09	20.77	20.41

Private Banking & Wealth Management with 1Q13 net revenues of CHF 3,303 million and pre-tax income of CHF 881 million
•
Net revenues were 5% lower compared to 1Q12, primarily driven by the partial sale of an investment in Aberdeen Asset Management (Aberdeen) in 1Q12, and lower net interest income, partially offset by slightly higher recurring commissions and fees. Transaction- and performance-based revenues were stable compared to 1Q12.

o
Wealth Management Clients with 1Q13 pre-tax income of CHF 511 million, with stable net revenues of CHF 2,250 million compared to 1Q12, reflecting higher recurring commissions and fees and other revenues, which offset the adverse impact of the ongoing low interest rate environment.

o
Corporate & Institutional Clients with 1Q13 pre-tax income of CHF 250 million and net revenues of CHF 520 million, which decreased slightly compared to 1Q12, driven by lower net interest income due to the ongoing low interest rate environment and lower transaction- and performance-based revenues from lower trading and sales income.

o
Asset Management with 1Q13 pre-tax income of CHF 120 million and net revenues of CHF 533 million, down significantly from 1Q12, reflecting gains in 1Q12 from the partial sale of an investment in Aberdeen.

•	Net new assets across the Group of CHF 12.0 billion in 1Q13, including strong net new assets of CHF 4.4 billion from the collaboration between our businesses.
o
Wealth Management Clients contributed solid net new assets of CHF 5.5 billion, with continued inflows from emerging markets and from the ultra-high-net-worth individual (UHNWI) client segment, partially offset by continued outflows in Western Europe.

o	Corporate & Institutional Clients contributed net new assets of CHF 4.5 billion.
o
Asset Management contributed net new assets of CHF 6.4 billion, with inflows mainly in index strategies, multi-asset class solutions and credit products, partially offset by outflows of CHF 2.1 billion from businesses the bank decided to exit.

•
Total operating expenses of CHF 2,394 million in 1Q13, 4% lower compared to 1Q12, driven by lower compensation and benefits, reflecting the non-recurrence of the CHF 120 million of PAF2 award expense booked in 1Q12 as well as lower salary expenses mainly due to lower headcount.

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April 24, 2013 Page 4/13

Investment Banking with 1Q13 net revenues of CHF 3,945 million and pre-tax income of CHF 1,300 million
•	Net revenues were stable compared to 1Q12, reflecting higher revenues in fixed income sales and trading and underwriting and advisory, offset by lower equity sales and trading results.
o
Fixed income sales and trading revenues of CHF 1,987 million were up 3% compared to 1Q12, reflecting resilient performance in our market-leading franchises, including global credit products, securitized products and emerging markets. In addition, we incurred a gain on businesses that the bank is exiting of CHF 4 million compared to a loss of 261 million in 1Q12.

o
Equity sales and trading revenues of CHF 1,297 million were down 5% from 1Q12 due to weaker performance in fund-linked products and convertibles, reflecting less favorable trading conditions. Cash equities and prime services franchises generated strong results.

o
Underwriting and advisory revenues of CHF 763 million increased 3% from 1Q12, driven by higher revenues in both debt and equity underwriting, partially offset by significantly lower mergers and acquisitions (M&A) fees.

•
Total operating expenses of CHF 2,651 million declined 13% from 1Q12, driven by lower compensation and benefits, primarily due to lower deferred compensation expense as 1Q12 included a CHF 411 million expense related to the PAF2 awards. The decline was partially offset by higher total other operating expenses mainly due to higher litigation provisions.

•	Return on Basel III allocated capital for Investment Banking was 23% in 1Q13, compared to 13% in 1Q12.
•	Basel III risk-weighted assets as of the end of 1Q13 were USD 182 billion; Investment Banking is on track to reach year-end 2013 target of USD 175 billion.

Update on cost savings
As of the end of 1Q13, Credit Suisse delivered cost savings of CHF 2.5 billion, excluding certain significant items, compared to an adjusted* annualized 6M11 run-rate. Credit Suisse remains on track to reach its total run-rate reduction target of CHF 4.4 billion by end-2015. Business realignment costs recognized in the Corporate Center were CHF 92 million for the quarter.

Benefits of the integrated bank
In 1Q13, Credit Suisse generated CHF 1,064 million of collaboration revenues from the integrated bank. This corresponds to 15% of the Group’s net revenues in 1Q13.

Capital and funding
As of the end of 1Q13, Credit Suisse’s Look-through Swiss Core Capital ratio on a pro forma basis stood at 9.8%, which assumes completion of the remaining measures announced in July 2012. The 1Q13 reported Look-through Swiss Core Capital ratio stood at 9.6%. Credit Suisse is confident it will exceed the Swiss end-2018 requirement of 10% during the middle of 2013 and accordingly, the calculation of these ratios includes pro-rata accrual for the resumption of an expected cash dividend in respect of 2013. The additional strategic divestments and remaining capital measures that were part of the capital plan are on track to be completed in the near term.

Effective January 1, 2013, the Basel II.5 framework under which Credit Suisse operated was replaced by the Basel III framework, which was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of the end of 1Q13, Credit Suisse reported a Basel III common

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April 24, 2013 Page 5/13

equity tier 1 (CET 1) ratio of 14.6%, up 0.4 percentage points from 4Q12, reflecting increased CET1 capital and an increase in RWA.

In October 2012, Credit Suisse announced targeted measures to further reduce total balance sheet assets by CHF 130 billion or 13% to below CHF 900 billion by end-2013 on a foreign-exchange neutral basis compared to end-3Q12. As of the end of 1Q13, total balance sheet assets amounted to CHF 947 billion, up CHF 23 billion from 4Q12, driven primarily by a foreign exchange translation impact. As of the end of 1Q13, Credit Suisse’s Swiss leverage ratio stood at 3.8%.

Credit Suisse is continuing to conservatively manage its liquidity, with an estimated long-term net stable funding ratio (NSFR) in excess of 100% under the current FINMA framework and short-term liquidity under Swiss regulations in excess of requirements as of the end of 1Q13.

Segment Results Detail

Segment Results
in CHF million		1Q13	4Q12	1Q12	Change in % vs. 4Q12	Change in % vs. 1Q12
Private Banking & Wealth Management	Net revenues	3,303	3,334	3,485	(1)	(5)
	Provision for credit losses	28	68	39	(59)	(28)
	Total operating expenses	2,394	2,355	2,495	2	(4)
	Income before taxes	881	911	951	(3)	(7)
Investment Banking	Net revenues	3,945	2,664	3,959	48	0
	Provision for credit losses	(6)	2	(5)	-	20
	Total operating expenses	2,651	2,364	3,057	12	(13)
	Income before taxes	1,300	298	907	336	43

Private Banking & Wealth Management
Private Banking & Wealth Management, which comprises the global Wealth Management Clients business, the Swiss Corporate & Institutional Clients business and the global Asset Management business, reported pre-tax income of CHF 881 million and net revenues of CHF 3,303 million in 1Q13. Net revenues were 5% lower compared to 1Q12, driven by lower other revenues and lower net interest income, partially offset by slightly higher recurring commissions and fees. Other revenues declined compared to 1Q12, which included a gain of CHF 178 million from the partial sale of an ownership interest in Aberdeen. Compared to 4Q12, net revenues were stable, as higher other revenues and higher recurring commissions and fees were offset by lower transaction- and performance-based revenues and lower net interest income.

Total operating expenses of CHF 2,394 million were 4% lower compared to 1Q12, with lower compensation and benefits, mainly reflecting deferred compensation expense from the CHF 120 million of PAF2 awards granted in 1Q12 and lower headcount. Compared to 4Q12, total operating expenses were slightly higher, as higher compensation and benefits were partially offset by lower general and administrative expenses.

The Wealth Management Clients business in 1Q13 reported pre-tax income of CHF 511 million with net revenues of CHF 2,250 million, which were stable compared to 1Q12. Lower net interest income was offset by slightly higher recurring commissions and fees, including higher investment account and services fees, slightly higher banking services fees and lower investment product management fees. Compared to

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April 24, 2013 Page 6/13

4Q12, net revenues rose slightly, driven by higher recurring commissions and fees, including seasonally higher banking services fees, higher discretionary mandate management fees, and higher other revenues and transaction- and performance-based revenues, partially offset by lower net interest income. In 1Q13, the gross margin was 110 basis points, 8 basis points lower than in 1Q12, reflecting a continued adverse interest rate environment, a conservative asset mix and the impact of growth in the UHNWI client segment and the emerging markets. Compared to 4Q12, the gross margin was stable.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial services needs of corporate and institutional clients in Switzerland and for banks worldwide, reported pre-tax income of CHF 250 million in 1Q13, with net revenues of CHF 520 million, 3% lower than in 1Q12 and 5% lower than in 4Q12. Total operating expenses in 1Q13 were 4% lower compared to 1Q12 and 6% lower than in 4Q12. Provision for credit losses was CHF 9 million in 1Q13 on a net loan portfolio of CHF 62.2 billion, reflecting a well-diversified credit portfolio and strong risk management.

The Asset Management business reported pre-tax income of CHF 120 million with net revenues of
CHF 533 million in 1Q13, down 24% from1Q12, driven by a gain of CHF 178 million in 1Q12 from the partial sale of an ownership interest in Aberdeen, partially offset by higher performance fees and placement fees in 1Q13. Net revenues were 8% lower than in 4Q12, driven by lower fee-based revenues, reflecting decreases in performance fees and carried interest and placement fees, which more than offset higher investment-related gains in 1Q13.

Investment Banking
Investment Banking reported net revenues of CHF 3,945 million and pre-tax income of CHF 1,300 million in 1Q13. Investment Banking delivered strong results in 1Q13, reflecting stable revenues, broadly sustained market share, a reduced cost base and lower capital usage compared to 1Q12. Net revenues were stable compared to 1Q12, as higher fixed income sales and trading and underwriting and advisory results were offset by lower equity sales and trading revenues. Compared to 4Q12, net revenues were substantially higher, driven by seasonally stronger first quarter results in fixed income sales and trading and equity sales and trading.

Fixed income sales and trading revenues of CHF 1,987 million were slightly higher compared to 1Q12, reflecting the resilient performance of the bank’s market-leading franchises in fixed income, including global credit products, securitized products and emerging markets. In addition, a gain of CHF 4 million was incurred on businesses that the bank is exiting, compared to losses of CHF 261 million in 1Q12. Revenues were substantially higher relative to 4Q12, driven by a seasonally stronger first quarter, reflecting improved results across most of our fixed income businesses.

Equity sales and trading revenues of CHF 1,297 million were 5% lower relative to 1Q12, driven by weaker performance in fund-linked products and convertibles, reflecting less favorable trading conditions. The cash equities and prime services franchises generated strong results in 1Q13. Revenues were substantially higher compared to 4Q12, as improved trading volumes and client activity led to higher revenues across most of our equities businesses.

Underwriting and advisory revenues of CHF 763 million were 3% higher compared to 1Q12, as higher debt and equity underwriting revenues were partially offset by significantly lower M&A fees. Relative to 4Q12, revenues declined 22% across advisory and debt and equity underwriting following strong activity in 4Q12.

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April 24, 2013 Page 7/13

Compensation and benefits decreased by CHF 528 million, or 26%, compared to 1Q12, primarily due to lower deferred compensation expense, as 1Q12 included CHF 411 million of expenses related to PAF2 awards. Compensation and benefits increased by CHF 313 million, or 27%, from 4Q12, mainly driven by higher discretionary performance-related compensation expense, reflecting higher results. Total other operating expenses increased 12% compared to 1Q12, mainly due to higher litigation provisions. Compared to 4Q12, total other operating expenses decreased 2%, primarily driven by lower professional fees, including legal fees, mostly offset by higher litigation provisions.

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 359 million in 1Q13, including fair value charges on own debt of CHF 37 million, debit valuation adjustment losses on certain structured note liabilities of CHF 41 million and fair value charges on stand-alone derivatives of CHF 2 million, resulting in overall losses on such items of CHF 80 million in the quarter. This compares to a loss before taxes of
CHF 1,818 million in 1Q12 and a loss before taxes of CHF 840 million in 4Q12. The loss before taxes in the Corporate Center in 1Q13, excluding the above items, losses on business sales of CHF 80 million and business realignment costs of CHF 92 million, was CHF 107 million.

*Underlying and adjusted results are non-GAAP financial measures. For a reconciliation of the underlying results to the most directly comparable US GAAP measures, see Annex A “Reconciliation to underlying results – Core Results” of this media release. For further information on the calculation of the cost run-rate on an adjusted annualized basis, see the 1Q13 Results Presentation Slides.

1Q13 Financial Release
The 1Q13 Financial Release and the related Results Presentation Slides are available for download from 06:45 CEST today.

The Financial Release is available for download at:
https://www.credit-suisse.com/investors/doc/csg_financialreport_1q13.pdf

Hard copies of the Financial Release can be ordered free of charge at:
https://publications.credit-suisse.com/app/shop/index.cfm?fuseAction=OpenShopCategory&coid=219303&lang=EN

The Results Presentation Slides are available for download at:
https://www.credit-suisse.com/investors/doc/csg_1q2013_slides.pdf

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,900 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
April 24, 2013 Page 8/13

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2012.

Capital and liquidity disclosures
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. We have calculated our Basel III net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. In addition, we have calculated our 1Q13 pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.6 billion of capital measures we announced in July 2012. The calculation of Investment Banking’s return on Basel III allocated capital assumes a 25% tax rate and capital allocated at 10% of Basel III risk-weighted assets.

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April 24, 2013 Page 9/13

Presentation of Credit Suisse Group’s 1Q13 results via audio webcast and telephone conference

Date	Wednesday, April 24, 2013

Time	09:00 Zurich / 08:00 London / 03:00 New York

Speakers	Brady W. Dougan, Chief Executive Officer
David Mathers, Chief Financial Officer
The presentations will be held in English.

Audio webcast	www.credit-suisse.com/results

Telephone	Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
US: +1 866 389 9771
Reference: Credit Suisse Group quarterly results

Q&A session	Following the presentations, you will have the opportunity to ask questions via the telephone conference.

Playback	Replay available approximately two hours after the event by visiting
www.credit-suisse.com/results or by dialing:
Switzerland: +41 44 580 34 56
Europe: +44 1452 550 000
US: +1 866 247 4222
Conference ID: 33812027#

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April 24, 2013 Page 10/13

Reconciliation to underlying results – Core Results
Underlying results are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other items included in our reported Core Results. Management believes that underlying results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our underlying Core results to the most directly comparable US GAAP measures.
> Refer to “Core Results”, “Private Banking & Wealth Management” and “ Investment Banking” in the 1Q13 Financial Release and prior Financial Reports for the periods indicated for further information.

in	1Q13	4Q12		1Q12	2012
Reconciliation (CHF million)
Net revenues - as reported	7,117	5,721		5,878	23,606
Fair value impact from movements in own credit spreads	68	372		1,554	2,912
Realignment costs	–	–		–	15
Gain on sale of stake in Aberdeen Asset Management	–	–		(178)	(384)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–		–	(41)
Impairment of Asset Management Finance LLC and other losses	–	30		–	68
Gain on sale of real estate	–	(151)		–	(533)
Gain on sale of Wincasa	–	(45)		–	(45)
Losses/(gains) on planned sale of certain private equity investments	(13)	82		–	82
Loss on sale of JO Hambro	46	–		–	–
Net revenues - underlying	7,218	6,009		7,254	25,680
Provisions for credit losses	22	70		34	170
Total operating expenses - as reported	5,273	5,282		5,804	21,557
Fair value impact from movements in own credit spreads	(12)	(4)		–	(27)
Realignment costs	(92)	(285)		(68)	(665)
Certain litigation provisions	–	(227)	[1]	–	(363)	[2]
Legal fees relating to planned sale of certain private equity investments	(5)	–		–	–
Total operating expenses - underlying	5,164	4,766		5,736	20,502
Income before taxes - underlying	2,032	1,173		1,484	5,008
Income tax expense/(benefit) - as reported	510	100		(16)	496
Fair value impact from movements in own credit spreads	13	72		444	678
Realignment costs	29	95		21	203
Gain on sale of stake in Aberdeen Asset Management	–	–		(32)	(58)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–		–	(4)
Impairment of Asset Management Finance LLC and other losses	–	12		–	27
Gain on sale of real estate	–	(31)		–	(88)
Losses/(gains) on planned sale of certain private equity investments	(6)	10		–	10
Certain litigation provisions	–	93	[1]	–	133	[2]
Loss on sale of JO Hambro	13	–		–	–
Legal fees relating to planned sale of certain private equity investments	2	–		–	–
Income tax expense/(benefit) - underlying	561	351		417	1,397
Net income attributable to noncontrolling interests	9	6		12	34
Net income attributable to shareholders - underlying	1,462	816		1,055	3,577
Statement of operations metrics - underlying (%)
Return on equity attributable to shareholders - underlying	15.9	8.7		12.4	10.0
Cost/income ratio - underlying	71.5	79.3		79.1	79.8
1 Consists of litigation provisions related to National Century Financial Enterprises, Inc. (NCFE).
2
Includes CHF 136 million (CHF 96 million after tax) related to significant Investment Banking litigation provisions in 3Q12 and CHF 227 million (CHF 134 million after tax) NCFE-related litigation provisions in 4Q12.

Media Release
April 24, 2013 Page 11/13

Consolidated statements of operations (unaudited)

in	1Q13	4Q12	1Q12
Consolidated statements of operations (CHF million)
Interest and dividend income	4,824	4,843	5,295
Interest expense	(3,017)	(2,903)	(3,411)
Net interest income	1,807	1,940	1,884
Commissions and fees	3,346	3,547	3,172
Trading revenues	1,815	(147)	189
Other revenues	220	460	802
Net revenues	7,188	5,800	6,047
Provision for credit losses	22	70	34
Compensation and benefits	3,024	2,720	3,711
General and administrative expenses	1,754	2,122	1,653
Commission expenses	497	456	451
Total other operating expenses	2,251	2,578	2,104
Total operating expenses	5,275	5,298	5,815
Income before taxes	1,891	432	198
Income tax expense/(benefit)	510	100	(16)
Net income	1,381	332	214
Net income attributable to noncontrolling interests	78	69	170
Net income attributable to shareholders	1,303	263	44
Earnings per share (CHF)
Basic earnings per share	0.78	0.09	0.03
Diluted earnings per share	0.76	0.09	0.03

Media Release
April 24, 2013 Page 12/13

Consolidated balance sheets (unaudited)

end of	1Q13	4Q12	1Q12
Assets (CHF million)
Cash and due from banks	57,242	61,763	89,449
Interest-bearing deposits with banks	1,781	1,945	2,570
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	180,513	183,455	192,068
Securities received as collateral, at fair value	33,199	30,045	33,761
of which encumbered	22,093	17,767	21,747
Trading assets, at fair value	264,201	256,399	300,597
of which encumbered	75,138	70,948	78,605
Investment securities	3,428	3,498	5,604
Other investments	12,084	12,022	12,294
Net loans	248,995	242,223	231,696
of which encumbered	552	535	552
allowance for loan losses	(916)	(922)	(908)
Premises and equipment	5,593	5,618	6,878
Goodwill	8,584	8,389	8,333
Other intangible assets	256	243	260
Brokerage receivables	58,538	45,768	42,801
Other assets	72,204	72,912	73,709
of which encumbered	722	1,495	2,302
Total assets	946,618	924,280	1,000,020

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April 24, 2013 Page 13/13

Consolidated balance sheets (unaudited) (continued)

end of	1Q13	4Q12	1Q12
Liabilities and equity (CHF million)
Due to banks	35,033	31,014	39,035
Customer deposits	316,681	308,312	304,943
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,182	132,721	167,457
Obligation to return securities received as collateral, at fair value	33,199	30,045	33,761
Trading liabilities, at fair value	91,490	90,816	114,500
Short-term borrowings	24,657	18,641	16,331
Long-term debt	143,094	148,134	155,631
Brokerage payables	73,466	64,676	67,569
Other liabilities	56,870	57,637	59,929
Total liabilities	901,672	881,996	959,156
Common shares	54	53	49
Additional paid-in capital	23,808	23,636	22,262
Retained earnings	29,474	28,171	27,097
Treasury shares, at cost	(446)	(459)	0
Accumulated other comprehensive income/(loss)	(15,065)	(15,903)	(15,823)
Total shareholders' equity	37,825	35,498	33,585
Noncontrolling interests	7,121	6,786	7,279
Total equity	44,946	42,284	40,864

Total liabilities and equity	946,618	924,280	1,000,020

end of	1Q13	4Q12	1Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,118,134,039	2,118,134,039	1,868,134,039
Common shares issued	1,339,652,645	1,320,829,922	1,224,513,920
Treasury shares	(27,495,313)	(27,036,831)	0
Shares outstanding	1,312,157,332	1,293,793,091	1,224,513,920
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

First Quarter 2013 Results April 24, 2013 Presentation to Investors and Media

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in "Cautionary statement regarding forward-looking information" in our first quarter report 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including underlying results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation and in our first quarter report 2013. Statement regarding Basel 3 disclosures As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. April 24, 2013 *

Introduction Brady W. Dougan, Chief Executive Officer

Continued successful delivery of high-return business model April 24, 2013 * Solid profitability in Private Banking & Wealth Management with pre-tax income of CHF 0.9 bn, net new assets of CHF 12.0 bn and improvement in transaction activity offset by lower net interest income Organizational realignment well on track, allowing us to further improve our capabilities to serve our clients, expand market share and enhance efficiency Strong Investment Banking results with pre-tax income of CHF 1.3 bn, sustained client revenues and market shares, lower cost base and reduced capital usage and strong return on Basel 3 capital of 23% Operational under Basel 3 capital and liquidity requirements as of 1.1.2013, resulting in a stable regulatory backdrop and sustainable business model, well ahead of most industry peers High returns, sustained market shares, lower costs and reduced risks Underlying net income of CHF 1.5 bn with after-tax return on equity of 16%; reported net income of CHF 1.3 bn with return of 14% Expense reduction of CHF 2.5 bn achieved, albeit partly offset in 1Q13 by certain litigation provisions, IT impairments and accelerated compensation costs; on track towards the CHF 4.4 bn target for end 2015 Pro forma “look-through” Swiss core capital ratio of 9.8%; on track to exceed 10% ratio during 2Q/3Q13 (ratios after quarterly accrual for resumed cash dividends in respect of 2013) All data for Core Results. Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in our first quarter report 2013. Pro forma capital ratio assumes successful completion of the remaining capital measures announced in July 2012. Return on allocated Basel 3 capital assumes a 25% tax rate and capital allocated at 10% of Basel 3 risk-weighted assets

Good progress in transforming Private Banking & Wealth Management franchise towards enhanced profitability and growth April 24, 2013 * Product manufacturing and delivery More efficient and effective and further intensifying collaboration with Investment Banking Organization More effective with leaner structures and simplified operating platforms Focus Sharper discipline in prioritizing markets, client segments and products PB&WM to deliver disciplined growth with significantly improved operating efficiency Financials Target 65% cost/income ratio while maintaining significant upside in an improving environment

Differentiated Investment Bank poised to achieve strong, sustainable returns amid new market and regulatory environment April 24, 2013 * Close to achieving risk-weighted asset target of USD 175 bn by end 2013 Highly targeted business model with majority of capital and resources allocated to market leading, high return businesses Further improve operating efficiency; expect to achieve CHF 1.8 bn direct expense reduction target by end 2015 Transformed IB business model built to achieve strong returns to support Group target return on equity of >15% across market cycles Client-focused, capital-efficient Investment Bank compliant with Basel 3 Continue to drive market share momentum in targeted businesses Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.

Financial results David Mathers, Chief Financial Officer

Results overview Underlying1 in CHF mn 1Q13 4Q12 1Q122 Net revenues 7,218 6,009 7,254 Pre-tax income 2,032 1,173 1,484 Net income attributable to shareholders 1,462 816 1,055 Diluted earnings per share in CHF 0.86 0.42 0.79 Cost/income ratio 72% 79% 79% Return on equity 16% 9% 12% Reported in CHF mn Net revenues 7,117 5,721 5,878 Pre-tax income 1,822 369 40 Net income attributable to shareholders 1,303 263 44 Diluted earnings per share in CHF 0.76 0.09 0.03 Return on equity 14% 3% 0.5% 1 Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in our first quarter report 2013. 2 Underlying and reported results in 1Q12 include expenses of CHF 534 mn related to PAF2. * April 24, 2013 Net new assets in CHF bn 12.0 6.8 (5.7)

Solid profitability in Private Banking & Wealth Management

in CHF mn	1Q13	4Q12	1Q12
Net revenues	**3,303**	**3,334**	**3,485**
of which significant items[1]	*47*	*(67)*	*178*
Provision for credit losses	28	68	39
Compensation and benefits	1,379	1,293	1,527
of which PAF2 related	–	–	120
Other operating expenses	1,015	1,062	968
Total operating expenses	**2,394**	**2,355**	**2,495**
Pre-tax income	**881**	**911**	**951**
Underlying pre-tax income[2]	**839**	**978**	**773**
Underlying cost/income ratio[2]	73%	69%	75%
Net new assets in CHF bn	12.0	6.8	(5.7)
Assets under management in CHF bn	1,312	1,251	1,205

1Q13 vs. 1Q12

- **Lower reported revenues** as 1Q12 included a gain on the partial sale of our stake in Aberdeen of CHF 178 mn
- Stable underlying revenues with **stronger transactional revenues** and impact from higher asset base, offset by adverse impact from continued **low interest rate environment**
- **Strong net new assets** of CHF 12.0 bn
- **Operating expenses down 4%** reflecting PAF2-related charges in 1Q12 and lower headcount, partially offset by higher commission expenses and IT impairments

1 Includes gain of CHF 34 mn on the sale of JO Hambro in 1Q13, gains/(losses) from planned sale of certain private equity investments of CHF 13 mn and CHF (82) mn in 1Q13 and 4Q12 respectively, a gain of CHF 45 mn on the sale of Wincasa in 4Q12, impairment of AMF and other equity participations-related losses of CHF (30) mn in 4Q12 and gain of CHF 178 mn on the sale of Aberdeen in 1Q12.
2 Excludes significant items and CHF 5 mn of legal fees relating to planned sale of certain private equity investments in 1Q13

CREDIT SUISSE April 24, 2013 9

Solid net new assets in all segments and successful cross-selling collaboration April 24, 2013 * Continued strong inflows: Growing ultra-high-net-worth client segment, building on integrated One Bank offering Strong momentum in Switzerland Close to 10% growth in Asia Pacific in WMC Asset Management with inflows in Core Investments of CHF 5.9 bn and Alternatives of CHF 2.6 bn Strong growth in collaboration net new asset generation with CHF 4.4 bn Outflows related to asset attrition in Western European cross-border assets consistent with previous guidance and related to businesses we decided to sell Private Banking & Wealth Management net new assets in 1Q13 in CHF bn WMC = Wealth Management Clients 1 Excluding outflows from Western Europe of CHF (2.0) bn in EMEA and CHF (0.1) bn in Americas. 2 Excluding CHF (2.1) bn outflows from businesses we decided to sell. 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients. Wealth Management Clients1 7.6 Corporate & Institutional Clients (Switzerland) Eliminating double-count related to collaboration3 Asset Management2 Outflows from businesses we decided to sell in AM Western European outflows in WMC 1Q13 net new assets Switzerland EMEA Asia Pacific Americas 20.6 Switzerland Asia Pacific Americas 12.0 EMEA

Stable results in Wealth Management Clients business April 24, 2013 * 1Q13 vs. 1Q12 Improvement in transaction revenues and recurring fees with higher asset base, offset by lower net interest income Benefit from efficiency measures partially offset by IT impairments, higher commission and regulatory expenses Solid net new assets with continued growth in emerging markets and ultra-high-net-worth clients, partially offset by asset attrition in Western European cross-border assets of CHF 2.1 bn Underlying cost/income ratio improved slightly to 78% in CHF mn 1Q13 4Q12 1Q12 Net revenues 2,250 2,209 2,247 of which significant items1 34 – – Provision for credit losses 19 36 20 Total operating expenses 1,720 1,683 1,786 of which PAF2 related − − 63 Pre-tax income 511 490 441 Underlying pre-tax income2 477 490 441 Underlying cost/income ratio2 78% 76% 79% Net new assets in CHF bn 5.5 2.9 5.5 Assets under management in CHF bn 836 799 772 1 Includes gains of CHF 34 mn on sale of JO Hambro in 1Q13. 2 Excludes gains on sale of JO Hambro

Wealth Management with improvement in transaction revenues partially offset by lower net interest income April 24, 2013 * Higher revenues driven by increased client activity, partially offset by semi-annual performance fees in 4Q12 2,209 2,184 110 28 39 43 110 31 38 41 794 800 Net revenues in CHF mn 1 Includes gains of CHF 41 mn related to the sale of a non-core business. 2 Includes gains of CHF 35 mn related to a change in life insurance accounting. 3 Includes gains of CHF 34 mn on sale of JO Hambro. Higher revenues reflecting seasonally higher account statement fees, higher lending commissions and the higher discretionary asset base Lower revenues as the continued low interest rate environment resulted in lower deposit and loan margins on stable volumes Average assets under management in CHF bn Transaction- and perfor-mance-based revenues Recurring commissions & fees Net interest income 40% 41% Ultra-high-net-worth-individuals' share in AuM 1Q13 vs. 4Q12 6222 2,247 118 34 41 43 2,312 120 35 41 44 2,250 110 34 39 37 763 37% 772 38% 820 42% Other revenues1 Other revenues3 + 4 (4) Gross margin in basis points +2% +2%

Continued strong contribution from Corporate & Institutional Clients April 24, 2013 * 1Q13 vs. 1Q12 Stable pre-tax income despite lower revenues as a result of low interest rate environment Strong cost/income ratio of 50% Low credit provisions reflecting a well diversified credit portfolio and strong risk management Strong net new assets of CHF 4.5 bn in CHF mn 1Q13 4Q12 1Q12 Net interest income 283 306 297 Recurring commission & fees 113 115 115 Trans. & perf.-based revenues 129 107 141 Other revenues1 (5) 19 (16) Net revenues 520 547 537 Provision for credit losses 9 32 19 Total operating expenses 261 277 271 of which PAF2 related − − 10 Pre-tax income 250 238 247 Cost/income ratio 50% 51% 50% Net new assets in CHF bn 4.5 1.1 2.4 Assets under management in CHF bn 239 224 211 1 Other revenues include fair value changes on the Clock Finance transaction and CHF 25 mn gain related to a recovery case in 4Q12

Asset Management with strong net new assets and higher underlying pre-tax income

in CHF mn	1Q13	4Q12	1Q12
Net revenues	**533**	**578**	**701**
of which significant items[1]	*13*	*(67)*	*178*
Total operating expenses	**413**	**395**	**438**
of which PAF2 related	–	–	47
Pre-tax income	**120**	**183**	**263**
Underlying pre-tax income[2]	**112**	**250**	**85**
Underlying cost/income ratio[2]	78%	61%	84%
Fee-based margin in basis points	47	69	47
Net new assets in CHF bn	6.4	2.5	(11.4)
Assets under management in CHF bn	393	372	361

1Q13 vs. 1Q12

- **Strong net new asset inflows** including inflows in Core Investments of CHF 5.9 bn and Alternatives of CHF 2.6 bn, offset by outflows of CHF 2.1 bn from businesses we decided to sell
- **Lower reported revenue** as 1Q12 included a gain on the partial sale of our stake in Aberdeen of CHF 178 mn
- **Stable underlying revenues** vs. 1Q12 driven by higher performance and placement fees, offset by:
  - lower investment-related gains
  - lower equity participations income following the reduction of our stake in Aberdeen
- **Operating expenses down 6%** as 1Q12 included PAF2 charges, partly offset by higher pension and retirement expenses in 1Q13
- **Higher revenues in 4Q12** driven by seasonality of performance and placement fees

1 Includes gains/(losses) from planned sale of certain private equity investments of CHF 13 mn and CHF (82) mn in 1Q13 and 4Q12 respectively, a gain of CHF 45 mn on the sale of Wincasa in 4Q12, impairment of AMF and other equity participations-related losses of CHF (30) mn in 4Q12 and gains of CHF 178 mn on the sale of Aberdeen in 1Q12. 2 Excludes significant items and CHF 5 mn of legal fees relating to planned sale of certain private equity investments in 1Q13

CREDIT SUISSE April 24, 2013 14

Good progress in achieving efficiency measures in Private Banking & Wealth Management April 24, 2013 * Reported operating expenses in CHF mn Revenue related expenses 1Q12 PAF2 expense Pension & retirement expenses Regulatory expenses IT impairments Initiatives delivered CHF 116 mn, or 5%, cost savings Successful Clariden Leu integration Rationalized front office and support areas, in part from simplification of operating platform Streamlined offshore affluent client coverage model 1Q13 Other impacts / Offsetting factors Revenue related expenses primarily include higher commission expenses reflecting improved client activity and successful growth in External Asset Manager franchise Higher costs from regulatory-driven initiatives Higher other expenses primarily due to IT impairment relating to cancelled programs Efficiency measures FX impact (5)% Other Net efficiency measures of CHF (55) mn (4)%

Strong Investment Banking returns driven by stable revenue levels, sustained market share, reduced cost base and lower capital usage

in CHF mn	1Q13	4Q12	1Q12
Net revenues	**3,945**	**2,664**	**3,959**
Provision for credit losses	(6)	2	(5)
Compensation and benefits	1,485	1,172	2,013
of which PAF2	–	–	*411*
Other operating expenses	1,166	1,192	1,044
Total operating expenses	2,651	2,364	3,057
Pre-tax income	**1,300**	**298**	**907**
Cost / income ratio	67%	89%	77%
Basel 3 RWA in USD bn	182	187	207
Return on allocated Basel 3 capital[1]	23%	5%	13%
Total assets in USD bn	613	613	686

1 Assumes and a 25% tax rate and capital allocated at 10% of Basel 3 risk-weighted assets

1Q13 vs. 1Q12

- **Pre-tax income** of CHF 1.3 bn, reflecting strength across fixed income, equities and underwriting
- **Stable revenue levels** despite a somewhat less favorable trading environment; broadly sustained market share positions
- **Total expenses** down 13%; excluding PAF2, expenses stable as cost reductions offset by a combined CHF 115 mn of certain litigation provisions and accelerated compensation accruals
- **RWA** down USD 25 bn, or 12%, from 1Q12 to USD 182 bn; on track to meet target of below USD 175 bn by end 2013
- **Total assets** down USD 73 bn, or 11%, from 1Q12 with limited revenue impact

Strong after-tax return on allocated Basel 3 capital of 23% in 1Q13 vs. 13% in 1Q12

CREDIT SUISSE April 24, 2013 16

Basel 3 compliant fixed income business delivering strong results with sustained market share April 24, 2013 * Basel 3 RWA USD 148 bn Fixed income sales & trading revenues in CHF mn 2,121 1,177 1,495 958 2,142 Fixed income sales & trading revenues in USD mn 1 Fixed income sales & trading revenues include gains/(losses) from wind-down portfolio of CHF (261) mn, CHF (139) mn, CHF (60) mn, CHF (130) mn and CHF 4 mn in 1Q12, 2Q12, 3Q12, 4Q12 and 1Q13, respectively. Basel 3 RWA USD 116 bn 1Q13 vs. 1Q12 Return on capital in fixed income in line with Investment Banking division average Revenues increased 3% while Basel 3 risk-weighted assets declined by 22% Resilient results in Credit, Securitized Products and Emerging Markets Weaker results in Rates compared to a strong 1Q12 and a continued low interest rate and low volatility environment in 1Q13, partly offset by improved results in FX and Commodities Revenue gain of CHF 4 mn from wind-down portfolio compared to losses of CHF 261 mn in 1Q12, resulting in substantially lower pre-tax losses +3% (22)%

* Solid equity sales & trading results with sustained market share positions April 24, 2013 Equity sales & trading revenues in CHF mn 1,496 1,140 1,028 983 1,399 Equity sales & trading revenues in USD mn (5)% 1Q13 vs. 1Q12 Resilient revenues on a lower cost base with improved operating efficiency and lower volatility across Equities businesses Benefits of 2012 headcount and cost reductions driving sustained profitability Marked improvement in the operating environment and cost structure in Asia following a difficult 2012 Higher Cash Equities performance reflecting increased market shares Higher Derivatives revenues driven by improved performance in Asia Resilient Prime Services results; continued strong market share momentum with higher client balances offset by lower hedge fund activity

* April 24, 2013 Significant improvement in franchise profitability coupled with strong underwriting results; weaker advisory performance Equity underwriting Advisory Debt underwriting 1Q13 vs. 1Q12 Stable revenues on a lower cost base driving improved profitability; material headcount reductions and resource realignment in 2012 Higher debt underwriting performance driven by strong leveraged finance results reflecting higher leveraged loans and high-yield issuance volumes Stronger equity underwriting revenues driven by higher industry issuance volumes Lower advisory revenues due to an acceleration of transaction closings in 4Q12 resulting in lower fees in 1Q13 Underwriting & Advisory revenues in CHF mn 814 665 901 1,064 819 Underwriting & Advisory revenues in USD mn

Focused Investment Banking strategy with continued shift in capital to high market share and high return businesses * April 24, 2013 % of Investment Banking capital base1 1Q13 vs. 2012 Optimize capital allocation by product and region as well as cost reductions to improve returns 7% (vs. 8% in 2012) 34% (vs. 37% in 2012) 59% (vs. 55% in 2012) Rolling four quarters return on Basel 3 capital2 High Credit Suisse market share position Low Majority of capital allocated to market leading businesses Strong returns in market leading businesses from continued market share momentum Optimize risk and capital utilization across the franchise Significant improvement in Commodities and FX returns Continue to ensure full suite of products offerings for IB and PB&WM clients 1 Percent of capital base (based on internal reporting structure) reflects Basel 3 risk-weighted assets at quarter-end 1Q13 vs. year-end 2012 for ongoing businesses. 2 Presentation based on internal reporting structure. Bubble size reflects relative capital usage at end of 1Q13 Investment Banking Equities Fixed Income Return on capital improved vs. full-year 2012 Return on capital declined vs. full-year 2012 *No indicator reflects stable return on capital vs. full-year 2012 High

* April 24, 2013 Continued improvement in Basel 3 return driven by increased capital and operating efficiency 207 182 169 Basel 3 risk-weighted assets in USD bn Investment Banking after-tax return on Basel 3 allocated capital Strong after-tax return on Basel 3 allocated capital of 23% in 1Q13 Continued market share momentum Lower expense base from cost savings efforts Significant Basel 3 RWA reduction of USD 25 bn from 1Q12 Substantially lower pre-tax loss from wind-down portfolio Full year 2013 return to benefit from lower cost base and further risk-weighted asset reduction 1Q12 Revenue impact Cost improvement RWA reduction Note: Ongoing returns exclude revenues, expenses and risk-weighted assets from wind-down portfolio. Wind-down primarily comprises revenues from businesses we are exiting and funding costs. Return on allocated Basel 3 capital assumes and a 25% tax rate and capital allocated at 10% of Basel 3 risk-weighted assets. 1Q13 Total business Wind-down impact Ongoing

Strong capital, funding and liquidity & significant further progress in expense reduction

Continued discipline on RWA usage and close to end-2013 goal April 24, 2013 * Close to end-2013 group target of below CHF 285 bn Investment Banking RWA reduced by USD (5) bn to USD 182 bn, on track to reach target of USD 175 bn by year-end 2013 Continued rebalancing of RWA towards Private Banking & Wealth Management Goal (22)% Investment Banking FX impact Other Note: End 2013 goal assumes constant FX rates and has been adjusted from CHF 280 bn as per 4Q12 report to CHF 285 bn to reflect FX movements during 1Q13 Year-end 2013 4Q11 3Q11 1Q13 3Q12 < 285 Group Swiss Basel 3 "look-through" risk-weighted assets (RWA) in CHF bn 4Q12

Strengthened capital position and accelerated transition to the end-2018 requirements April 24, 2013 * "Look-through" Basel 3 capital ratios 3Q12 Swiss core capital1 Swiss total capital1,2 BIS CET1 7.5% 8.0% CET1 = Common equity tier 1 1 Includes existing USD 3 bn Tier 1 participation securities (with a haircut of 20%). 2 Includes issued high-trigger Buffer Capital Notes of CHF 4.2 bn. 3 Pro forma calculation assumes successful completion of the remaining capital measures announced in July 2012. 9.0% 10.5% 8.2% 9.6% 4Q12 Swiss core capital target during 2Q/3Q13 10% 8.6% 9.6% 11.0% Reported Pro forma3 1Q13 8.8% 9.8% 11.3% Pro forma "look-through" Swiss core capital ratio of 9.8% 1Q13 capital ratios include pro-rata cash dividend accrual for 2013 (which would be paid in 2014) Successfully completed in April 2013 the conversion of CHF 3.8 bn of Mandatory and Contingent Convertible Securities (MACCS); the MACCS were issued as part of the capital measures announced in July 2012 Of original capital benefit of CHF 1.1 bn from divestments: CHF 0.6 bn already reflected in reported capital at end 1Q13 CHF 0.4 bn already announced but not closed remainder on track for completion during 2013

Close to meeting 2019 new Swiss capital leverage requirement

Swiss leverage exposure end of period in CHF bn


1'023
924
3
-%
927
20
947
< 900
Balance sheet assets (US GAAP)
382
352
(21)
(6)%
331
10
341
< 290
Off-balance sheet exposures[1]
1,405
1,276
(1)%
1,258
1,288
< 1,190
Total exposure
3Q12
4Q12
Net businesses change
1Q13 FX neutral
FX impact
1Q13
Target year-end 2013

- **Close to achieve** targeted **balance sheet size** of below CHF 900 bn
- **Further progress in reducing off-balance sheet exposures** during 1Q13 towards targeted end 2013 goal of below CHF 290 bn
- **Close to achieve** targeted total exposure by end 2013 of **below CHF 1,190 bn**, thus fulfilling end 2019 FINMA Basel 3 requirement

Note: End 2013 goals assume constant FX rates and have been adjusted from amounts as per 4Q12 report to reflect FX movements during 1Q13. The Swiss leverage ratio is calculated on average exposure. The average balance sheet assets, the off-balance sheet exposures (including regulatory adjustments) and the average total exposure at the end of 1Q13 were CHF 949 bn, CHF 331 bn and CHF 1,280 bn, respectively.
1 Includes guarantees and commitments and other regulatory adjustments for cash collateral netting reversals, derivatives add-ons and other regulatory adjustments

CREDIT SUISSE April 24, 2013 25

On track to achieve CHF 4.4 bn expense savings by end 2015

Group expense reductions target in CHF bn



2.5
0.6
0.2
1.7
1.05
0.75
0.10
0.6
by end
2015
0.6
by end
2014
0.7
in 2013
2.5
Achieved
by 1Q13
4.4
3.8
3.2
Infrastructure
Private Banking &
Wealth Management
Investment Banking
Achieved
savings
To come
Total savings

New and continued initiatives

Infrastructure (CHF 0.6 bn achieved, CHF 1.05 bn to come)

- Consolidation of fragmented and duplicate shared services
- Continued consolidation of technology applications
- Leverage global deployment opportunities
- Continued efficiency improvement across all shared services and related to the combination of former Private Banking and Asset Management divisions

Private Banking & Wealth Management (CHF 0.2 bn achieved, CHF 0.75 bn to come)

- Efficiencies related to the formation of the new division
- Streamline front office support functions
- Clariden Leu merger
- Streamline offshore affluent and Swiss client coverage model
- Simplification of operating platform

Investment Banking (CHF 1.7 bn achieved, CHF 0.10 bn to come)

- Drive cost benefits from initiatives already completed in 2012
- Continue to review and realize efficiencies across business lines and geographic regions

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.

CREDIT SUISSE
April 24, 2013 26

Strong funding and liquidity

Assets and liabilities by category, end 1Q13 in CHF bn


947
947
Reverse repo 138
Encumbered trading assets 75
Funding-neutral assets[1] 136
Cash & due from banks 59
Unencumbered liquid assets[3] 156
Loans[4] 244
Other longer-maturity assets 139
Match funded
349
598
119% coverage
Repo 160
Short positions 52
Funding-neutral liabilities[1] 137
Other short-term liab.[2] 34
Due to banks 60
Short-term borrowings 25
Deposits[5] 291
Long-term debt 143
Total equity 45
Assets
Equity & Liabilities

- **Well prepared for Basel 3 liquidity** requirements
  - Basel 3 Net Stable Funding Ratio[6] (1-year) in excess of 100%
  - Short-term (30 days) liquidity under Swiss regulation in excess of requirement

1 Primarily includes brokerage receivables/payables, positive/negative replacement values and cash collateral.
2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets.
3 Primarily includes unencumbered trading assets, unencumbered investment securities and excess reverse repurchase agreements, after haircuts.
4 Excludes loans with banks.
5 Excludes due to banks and certificates of deposits.
6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals.

CREDIT SUISSE
April 24, 2013 27

Summary Brady W. Dougan, Chief Executive Officer

Summary April 24, 2013 * High returns, sustained market shares, lower costs, reduced risks and lower leverage Underlying net income of CHF 1.5 bn with after-tax return on equity of 16% Solid profitability in Private Banking & Wealth Management with pre-tax income of CHF 0.9 bn, and net new assets of CHF 12.0 bn Strong Investment Banking results with pre-tax income of CHF 1.3 bn, sustained client revenues and market shares, lower cost base and reduced capital usage Expense reduction of CHF 2.5 bn achieved, on track towards CHF 4.4 bn end-2015 goal Pro forma “look-through” Swiss core capital ratio of 9.8%; close to target of 10% Operational under Basel 3 capital and liquidity requirements as of 1.1.2013, resulting in a stable regulatory backdrop and sustainable business model Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in our first quarter report 2013. Pro forma capital ratio assumes successful completion of the remaining capital measures announced in July 2012. Return on allocated Basel 3 capital assumes a 25% tax rate and capital allocated at 10% of Basel 3 risk-weighted assets

Supplemental slides April 24, 2013 Slide Investment Banking results in USD 31 Fixed Income revenue mix 32 Fixed Income and Equities Basel 3 risk-weighted assets reduction 33 Results in the Corporate Center 34 Annualized expense savings through 1Q13 35 Total operating expenses development vs. 1Q12 36 Collaboration revenues 37 Revenue and expenses currency mix 38 Transitional and "look-through" Swiss core capital ratio at end 1Q13 39 "Look-through" Swiss core capital ratio development in 1Q13 40 "Look-through" Swiss leverage ratio calculation 41 Adjusted assets leverage 42 Loan portfolio characteristics 43 to 44 Libor and US tax matters 45 to 46 *

Investment Banking results in USD * April 24, 2013 1 Includes PAF2 expense of USD 455 mn in 1Q12 in USD mn 1Q13 4Q12 3Q12 2Q12 1Q12 Debt underwriting 494 550 422 318 447 Equity underwriting 169 181 180 99 132 Advisory and other fees 156 333 299 248 235 Fixed income sales & trading 2,142 958 1,495 1,177 2,121 Equity sales & trading 1,399 983 1,028 1,140 1,496 Other (108) (124) (95) (63) (75) Net revenues 4,252 2,881 3,329 2,919 4,356 Provision for credit losses (6) 3 6 (16) (6) Compensation and benefits 1,598 1,259 1,543 1,500 2,220 Other operating expenses 1,252 1,288 1,281 1,108 1,149 Total operating expenses 1 2,850 2,547 2,824 2,608 3,369 Pre-tax income 1,408 331 500 327 993 Cost / Income Ratio 67% 88% 85% 89% 77%

Increased capital efficiency and more balanced business mix in Fixed Income, reflecting execution of refined strategy * April 24, 2013 1Q13 revenue stable while Basel 3 RWA reduced by 22% Significantly lower drag from wind-down businesses in 1Q13 vs. 1Q12 Continued stable inventory levels to support client flow while minimizing risks 1 Percentages exclude Fixed Income Other revenues. 2 Wind-down and other primarily comprise revenues / (losses) from businesses we are exiting and funding costs. Fixed income sales & trading1 in USD 1Q12 1Q13 Securitized Products Revenues in USD mn Basel 3 RWA in USD bn Commod. Emerging Markets Credit Macro (Rates, FX) Wind-down2 (22)% 2,121 2,142 19% 28% 28% 36% (12)% 2% 19% 27% 28% 22% 3% 148 1Q12 1Q13 116 0%

* Fixed Income and Equities Basel 3 RWA reduction April 24, 2013 1 Includes Fixed Income other, CVA management and Fixed Income treasury. 34 30 27 19 18 16 3 4 2 24 13 13 7 9 10 16 18 19 45 30 29 148 122 116 Macro (Rates & FX) Fixed Income Securitized Products Credit Emerging Markets Commodities Other1 Wind-down Basel 3 risk-weighted assets in USD bn 1Q12 4Q12 1Q13 (6) (3) +1 Cash Equities Equities Prime Services Derivatives Equities Arbitrage Trading Other 32 34 37 6 5 5 9 13 14 13 12 12 1 1 3 3 3 3 1Q12 4Q12 1Q13 +1 +3 – – (1) (2) (2) – +1 +2 –

Results in the Corporate Center April 24, 2013 * 1Q12 2Q12 3Q12 4Q12 2012 1Q13 Reported pre-tax-income / (loss) (1,818) (180) (1,060) (840) (3,898) (359) Losses / (gains) from movements in credit spreads on own liabilities 1,554 (39) 1,048 376 2,939 80 Business realignment costs 68 183 144 285 680 92 (Gains) on real estate sale – – (382) (151) (533) – Litigation provisions – – – 227 227 – Cumulative translation adjustments from the sale of JO Hambro – – – – – 80 Underlying pre-tax income / (loss) (196) (36) (250) (103) (585) (107) Note: Underlying results are non-GAAP financial measures CHF mn The underlying Corporate Center pre-tax results reflect: consolidation and elimination adjustments expenses for centrally sponsored projects certain expenses and revenues that have not been allocated to the segments

Achieved CHF 2.5 bn annualized expense savings through 1Q13 since expense measures announced in mid-2011 April 24, 2013 * 6M11 adjusted Group expense reduction achieved in CHF bn 1Q13 reported 1Q13 adjusted 20.5 annualized 10.3 1Q13 adjusted excl. significant items Savings of CHF 2.5 bn annualized 5.3 21.1 Adjustments from 1Q13 reported, whereof: Variable compensation (447) Realignment costs (CC) (92) Other (across divisions) (37) FX impact (52) 1Q13 Total (633) Annualized (x4) (2,532) Savings of CHF 2.0 bn 4.6 4.5 annualized annualized Significant one-off items: Certain litigation provisions (IB) (90) IT impairments (PB&WM) (27) Accelerated compensation (IB) (25) 1Q13 Total (142) Annualized (x4) (568) All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Adjustments from 6M11 reported: Variable compensation (1,062) Realignment costs (CC) (142) Other (across divisions) 50 Total (1,154) Annualized (x2) (2,308)

Delivering CHF 0.9 bn annualized expense reduction in 1Q13

Total operating expenses development in CHF mn



5,804
496
Variable compensation
5'308
(534)
4'774
Expense savings
224
4'550
(276)
5,273
447
Variable compensation
4'826
1Q12 reported
Underlying adjustments, incl. PAF2
1Q12 adjusted
1Q13 adjusted
1Q13 reported

1Q13 significant items, whereof	
Realignment costs (CC)	92
Certain litigation provisions (IB)	90
IT impairment (PB&WM)	27
Accelerated compensation (IB)	25
Other (across divisions)	37

Note: The 1Q13 reported number of CHF 5,273 mn has an embedded FX impact of CHF 29 mn to bring it to FX rates constant to 1Q12

- **1Q13 operating expenses down** CHF 531 mn, or (9)%
- **Expenses reduced by CHF 224 mn** excluding the benefit from PAF2 and other adjustments for certain significant items
- **Annualized expense reduction equates to CHF 0.9 bn**
  - compared to the annualized 6M11 starting point, this represents cumulative annualized savings of CHF 2.5 bn (incl. CHF 1.6 bn savings achieved at 1Q12)

Expense savings of CHF 224 mn, or annualized CHF 0.9 bn

CREDIT SUISSE April 24, 2013 36

Collaboration revenues April 24, 2013 * Collaboration revenues in CHF bn and as % of net revenues (core results) Resilient collaboration revenue with an increase of 10% vs. 1Q12 Contribution to overall Credit Suisse result continues to be significant Strong performance in providing tailored solution to UHNW clients CHF 2.6 bn of assets referred to Private Banking & Wealth Management Collaboration revenues target range of 18% to 20% of net revenues

Currency mix April 24, 2013 * Net revenues 7,117 21% 56% 12% 0% 11% Total expenses1 5,295 31% 39% 6% 9% 15% CHF mn 1Q13 CHF USD EUR GBP Other Contribution 1 Total operating expenses and provisions for credit losses. 2 Based on full-year 2012 revenue and expense levels, currency mix and average exchange rates. Net revenues 23,606 27% 48% 15% 0% 10% Total expenses1 21,727 33% 38% 6% 10% 14% Credit Suisse Core Results CHF mn 2012 CHF USD EUR GBP Other Contribution Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects full year 2012 pre-tax income by CHF 304 mn A 10% movement in the EUR/CHF exchange rate affects full year 2012 pre-tax income by CHF 244 mn

April 24, 2013 Swiss core and BIS CET1 capital in CHF bn Regulatory adjustments1 Shareholders' equity 1Q13 Strong 1Q13 Basel 3 capital ratios 44.8 Regulatory capital end 1Q13 * Rounding differences may occur. 1 Includes an adjustment of CHF 2.7 bn for the accounting treatment of pension plans pursuant to phase-out requirements and other regulatory adjustments and regulatory adjustments of CHF (0.8) bn not subject to phase in, including the cumulative dividend accrual. 2 Consists of tier 1 participation securities of CHF 2.5 bn, additional tier 1 deductions for which there is not enough tier 1 capital available and therefore is deducted from Swiss Core Capital, and other Swiss regulatory adjustments. 3 Consists of existing tier 1 participation securities of CHF 2.5 bn and other Swiss regulatory adjustments. 15.0% 14.6% MACCS Tier 1 participation securities2 "Look-through" capital 1Q13 "Look-through" Swiss core and BIS CET1 capital in CHF bn (7.9) Other regulatory adjustments (8.8) Goodwill & intangibles (0.1) Own debt gains Shareholders’ equity 1Q13 "Look-through" deductions MACCS Tier 1 participation securities3 9.6% Swiss core BIS CET1 8.6% Swiss core BIS CET1 27.9 Basel 3 risk-weighted assets in CHF bn 298 290

Reported "Look-through" Swiss core capital and ratios in CHF bn Achieved pro forma 9.8% Swiss core capital ratio and expect ratio to exceed 10% during 2Q/3Q13 Remaining items from July 2012 capital actions of CHF 15.3 bn 4Q12 Rounding differences may occur. 1 Before impact from movement in own credit spreads. 2 Including dividend accrual. 3 Pro forma calculation assumes successful completion of the remaining capital measures announced in July 2012. * 285 290 291 Swiss Basel 3 “look-through” RWA in CHF bn April 24, 2013 9.0% 9.6% Pro forma3 1Q13 Net income1 +1.3 Share-based compensation impact +0.2 FX impact +0.3 9.8% +0.6 Strategic divestments and other + CHF 2.2 bn Other2 +0.4 Swiss core capital target during 2Q/3Q13 10%

"Look-through" Swiss leverage ratio calculation

Swiss total exposure in CHF bn



1,405
382
1'023
1,288
341
947
(8)%
<1,190
< 290
< 900
Total exposure
Off-balance sheet exposures[1]
Balance sheet (US GAAP)
3Q12
1Q13
Target
year-end 2013

		Swiss core		High trigger contingent capital		Low trigger contingent capital		Swiss total
Regulatory requirement	RWA-based capital ratio minimum requirement 1.1.2019	10.0%	+	3.0%	+	4.92%[2]	=	17.9%
	Non risk-weighted exposure multiple	↓		↓	x 24%	↓		↓
	Leverage ratio minimum requirement 1.1.2019	2.40%	+	0.72%	+	1.18%	=	4.30%
Credit Suisse – Transitional	1Q13 Swiss total capital in CHF bn	44.8	+	4.2	+	–	=	49.0
	leverage ratio[3]	3.48%	+	0.33%	+	–%	=	3.81%
Credit Suisse – "Look-through"	1Q13 Swiss total capital in CHF bn	27.9	+	4.2	+	–	=	32.2
	leverage ratio[3]	2.17%	+	0.33%	+	–%	=	2.50%
	End-2013 pro forma capital in CHF bn	28.5	+	8.0[5]	+	–	=	36.5
	leverage ratio[4]	2.39%	+	0.67%	+	–%	=	3.07%

Pro forma end-2013 Swiss core leverage ratio near 1.1.2019 requirement ✓

High trigger contingent capital requirements almost completed ✓

Sufficient time to issue required level of low trigger contingent capital until 1.1.2019

Note: The end 2013 measures assume constant FX rates and have been adjusted from amounts as per 4Q12 report to reflect FX movements during 1Q13
1 Includes guarantees and commitments and other regulatory adjustments for cash collateral netting reversals, derivatives add-ons and other regulatory adjustments. 2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. 3 Based on 1Q13 total exposure of CHF 1,288 bn. 4 Based on targeted year end 2013 total exposure of CHF 1,190 bn. Actual results may differ. 5 Assumes exchange in October 2013 of remaining CHF 3.8 bn (net of fees) hybrid tier1 notes into BCNs.

CREDIT SUISSE
April 24, 2013
41

Adjusted assets provides a more meaningful measure of balance sheet leverage April 24, 2013 * in CHF bn Calculating a leverage multiple based on an adjusted asset amount that excludes low-risk assets is a more meaningful measure of balance sheet leverage than a gross leverage multiple using total assets The adjusted asset number accounts for 69% of our total asset balance Credit Suisse’s gross leverage multiple of 23x reduces to 16x using adjusted assets The targeted balance sheet reduction results in a pro forma adjusted assets leverage of 14x, or 7.4% Approx. 69% of total assets Shareholders' equity1 in CHF bn 41.61 41.61 45.32 Leverage ratio 4.4% 6.4% 7.4% Leverage multiple 23x 16x 14x Adjustments (CHF bn): Cash (57) Prime services balances (33) Repo & reverse-repo agreements (181) Consolidated Variable Interest Entities (27) Total assets 1Q13 Adjusted assets 1Q13 Pro forma adjusted assets Adjusted assets is a non-GAAP financial measure and is presented solely to demonstrate an alternative way we look at our balance sheet and leverage 1 Includes contribution from CHF 3.8 bn from MACCS conversion 2 Assumes CET1 capital at 10% of CHF 285 bn Basel 3 risk-weighted assets, plus adding back current regulatory deductions of CHF 16.8 bn (goodwill etc) Pro forma for targeted asset reduction

Investment Banking loan book April 24, 2013 * Average mark data is net of fair value discounts and credit provisions. Average marks and composition of the loan portfolio is based on gross amounts Corporate loan portfolio is 74% investment grade, of which most (75%) accounted for on a fair value basis Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges Loans are carried at an average mark of approx. 99% with average mark of 98% in non-investment grade portfolio Continuing good performance of individual credits: no specific provisions during the quarter Developed markets in CHF bn Emerging markets in CHF bn Funded loans Unfunded commitments Hedges Well-diversified by name and evenly spread between EMEA, Americas and Asia and approx. 70% accounted for on a fair value basis Emerging market loans are carried at an average mark of approx. 99% No significant provisions during the quarter 1Q13 1Q13

Private Banking loan book April 24, 2013 * BB+ to BB BBB BB- and below AAA to A Portfolio ratings composition, by transaction rating Wealth Management Clients (CHF 150 bn) Portfolio remains geared towards mortgages (CHF 99 bn) and securities-backed lending (CHF 45 bn) Lending is based on well-proven, conservative standards Lombard (securities-backed) lending with excellent credit quality Price growth for residential property in Switzerland remains under special focus. No trend reversal as yet Private Banking total loan book of CHF 212 bn focused on Switzerland more than 85% collateralized Corporate & Institutional Clients (CHF 62 bn) Over 65% collateralized by mortgages and securities Counterparties mainly Swiss corporates incl. real estate industry Sound credit quality with low concentrations

Libor matter April 24, 2013 Regulatory authorities in a number of jurisdictions have for an extended period of time been investigating the setting of LIBOR and other reference rates. Credit Suisse, which is a member of only three rate-setting LIBOR panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations. Credit Suisse has done a significant amount of work over the last two years to respond to regulatory inquiries. Based on our work to date, we do not currently believe that Credit Suisse is likely to have material issues in relation to LIBOR and we have shared these findings with the relevant regulators; of course, our review in response to ongoing regulatory inquiries is continuing. In addition Credit Suisse has been named in various civil lawsuits filed in the United States relating to LIBOR. These lawsuits are factually and legally meritless with respect to Credit Suisse and we will vigorously defend ourselves against them. *

US tax matter April 24, 2013 The matter is a complex situation that Credit Suisse takes very seriously, and we are cooperating with the US and Swiss authorities. At this point we cannot give you any information on timing as the matter is complex and obviously directly dependent on the discussions between the US and the Swiss governments. The cross-border business with US clients was comparatively small in relation to our overall wealth management business as we significantly exited the US offshore business beginning back in 2008. We continue to build our US onshore franchise and we have made significant progress over the last years as the US remains a significant wealth management market that we want to be present in. We do not see a direct impact from this matter on our ability to generate asset inflows; however, we will incur legal and other expenses related to resolving this matter We reserved USD 325 mn for this matter in 3Q11. *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: April 24, 2013		Credit Suisse Group AG and Credit Suisse AG